UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-36788
SEC FILE NUMBER

CUSIP NUMBER

(Check One):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q and Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:    N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Exela Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

2701 E. Grauwyler Rd.

City, State and Zip Code:

Irving, TX 75061

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Form 10-K Restatement for Going Concern Assessment

Subsequent to the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Original 10-K”), Exela Technologies, Inc. (the “Company”) re-evaluated its application of ASC Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”) as of March 16, 2022, the date of the Original 10-K. Under ASC 205-40, the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. In re-performing this evaluation as of the date of the Original 10-K, the Company determined the need to take into account the potential impact of certain true-up guaranties that the Company had issued in connection with the Revolving Loan Exchange and Prepayment Agreement, dated March 7, 2022, that had not previously been taken into account in its assessment. If the Company had taken the true-up guaranties into account in addition to other existing factors, the Company may not have had sufficient liquidity under its financial model to fund payment of this true-up obligation in addition to its other commitments for the twelve months following the date of the Original 10-K. Based on this evaluation and including as current, the contingent liability created by the true-up guaranty, management has determined that as of the date of the Original 10-K, there was substantial doubt about the Company’s ability to continue as a going concern for the twelve months following the date of the Original 10-K, which determination should have been disclosed in the Company’s previously issued audited financial statements included in the Original 10-K (the “audited 10-K financial statements”). As a result of the foregoing, on November 9, 2022, the audit committee of the Company’s board of directors concluded, after discussion with the Company’s management, that the audited 10-K financial statements included within the Original 10-K should be restated and should no longer be relied upon. As such, the Company intends to restate the audited 10-K financial statements in Amendment No. 2 to the Original 10-K, to be filed with the SEC to restate the financial statement footnotes to include appropriate going concern disclosure, including the nature and estimated amounts at inception of the true-up obligation. The true-up obligation has been satisfied as of the date hereof. The above changes are not expected to have an effect on retained earnings, or other components of equity or net assets of the Company (however, a portion of long-term debt pertaining to credit facility that is no longer in effect, may be reclassified as current) and solely arise from the inclusion of a going concern assessment in the financial statement footnotes and anticipated amended and restated audit reports issued by KPMG LLP, the Company’s independent registered public accounting firm, to reflect such assessment. The Company plans to file the restated financial statements concurrently with its Form-10-Q in an amendment to the Original 10-K, which amendment is expected to include limited related changes to Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Part II, Item 9A. Controls and Procedures in addition to the restated financial statements.

Form 10-Q Goodwill Impairment Analysis

The Company expects to report in its Form 10-Q for the three months ended September 30, 2022 (the “Form 10-Q”) that it concluded that changes in certain factors such as the Company’s growth rate and recent trends in the Company’s market capitalization, represented a triggering event for impairment. Accordingly, the Company performed an interim impairment analysis at September 30, 2022, and expects to record a material impairment of goodwill at September 30, 2022. As of the date hereof, the Company is still completing its goodwill impairment analysis.

Conclusion

Due to the delay caused by the Company’s recent determination to restate the audited 10-K financial statements and the fact that the Company requires additional time to complete its goodwill impairment analysis for the Form 10-Q, as described above, the Company is unable to timely file, without unreasonable effort or expense, the Form 10-Q. The Company intends to file the Form 10-Q within the five-day extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Shrikant Sortur	(248)	709-8133
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to record an impairment charge to goodwill of approximately $29.2 million for the quarter ended September 30, 2022, and the Company did not record any such charge for the quarter ended September 30, 2021.

Exela Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2022	By:	/s/ Shrikant Sortur
		Name:	Shrikant Sortur
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).